SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

November 29, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mindy Hooker

Re:	Neo-Concept International Group Holdings Ltd. Amendment No. 1 to
Registration Statement on Form F-1
Filed November 16, 2023
File No. 333-275242

Dear Ms. Hooker:

We represent Neo-Concept International Group Holdings Ltd. (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Amendment No.1 to the Registration Statement on Form F-1 (the “Registration Statement”) which is being filed vis EDGAR simultaneously with this transmittal letter.

The purpose of this letter is to respond to the comment letter dated November 28, 2023, from the Division of Corporation Finance, Office of Energy& Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Registration Statement (the “Registration Statement”). For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Amendment No. 1 to Registration Statement on Form F-1 Cover Page

1.	We note your response to prior comment 1 and reissue. Please revise to reinsert Hong Kong in the definition of China, consistent with prior comment 1 of our letter dated November 7, 2022, which asked you to revise the definition of the PRC or China to include Hong Kong and Macau. Noting that Hong Kong should be included in the definition of China, please clarify your statements on the cover page that the company and its subsidiaries have no material operations in the PRC and that the group has no operations in China. Please make sure that you use consistent terms throughout the prospectus.

Response:

The disclosure has been revised to clarify that Hong Kong is included in the definition of the PRC or China and to clarify that the company and its subsidiaries have no operations in Mainland China (defined as the PRC or China, excluding Hong Kong, Macau and Taiwan).

See Cover Page, pages iii, iv, 20, 82 and Resale Prospectus Cover Page.

On behalf of the Company we appreciate your attention to this matter. If you have any questions relating to the Registration Statement, please contact Eva Yuk Siu, the Registrant’s Chief Executive Officer, at her email address eva@neo-concept.com.hk, or Kwok Fai Lau Patrick, the Registrant’s Chief Financial Officer, at his email address of patrick.lau@neo-concept.com.hk.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with us, please feel free to call me at 303-868-3382 or Celia Velletri at 303-907-4842.

Sincerely,

/s/ Henry F. Schlueter

cc:	Neo-Concept International Group Holdings Limited
Revere Securities LLC
Hunter Taubman Fischer & Li LLC CFN Lawyers
WWC, P.C.

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